November 16, 2015
VIA EDGAR
Mrs. Beverly A. Singleton
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Correspondence from you dated November 16, 2015 concerning
Genesee & Wyoming Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2015
File No. 001-31456
Dear Mrs. Singleton:
This letter is in response to your correspondence dated November 16, 2015 concerning the filings listed above for Genesee & Wyoming Inc. In that letter, you asked that we respond to the comments within 10 business days or advise the staff when we will respond. As directed by you and in furtherance of our conversation, we respectfully advise the staff that we will respond to your letter no later than December 7, 2015.
In the meantime, please do not hesitate to contact me. I can be reached at (203) 202-8904.

Sincerely,

/s/ Timothy J. Gallagher
Timothy J. Gallagher
Chief Financial Officer